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                             December 5, 2020

       Makram Azar
       Chief Executive Officer
       Golden Falcon Acquisition Corp.
       850 Library Avenue, Suite 204
       Newark, Delaware 19711

                                                        Re: Golden Falcon
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 1,
2020
                                                            File No. 333-251058

       Dear Mr. Azar:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Item 16. Exhibits and Financial Statement Schedules
       Exhibit 4.4, page II-5

   1.                                                   We note that section
9.3 of the Form of Warrant Agreement contains an exclusive forum provision. Please
revise the prospectus to clearly and prominently describe the provision, and state whether it
will apply to the federal securities laws. Your disclosure should describe any risks or
other impacts on investors and should address any uncertainty about enforceability. In
addition, please revise the warrant agreement to indicate whether the provision will apply to
the federal securities laws, or tell us how you will communicate that information to
shareholders.
 Makram Azar
FirstName LastNameMakram      Azar
Golden Falcon  Acquisition Corp.
Comapany5,
December  NameGolden
             2020        Falcon Acquisition Corp.
December
Page 2    5, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing